EXHIBIT B

PRESS RELEASE

Press Release No. 04-10

METALLICA RESOURCES ANNOUNCES SECOND QUARTER
RESULTS

August 11, 2004, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its second quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results are available on SEDAR, EDGAR and on the Company’s website at www.metal-res.com.

Selected Financial Data (unaudited)

	Three	Three
	Months	Months	Six Months	Six Months
	Ended June	Ended June	Ended June	Ended June
	30, 2004	30, 2003	30, 2004	30, 2003
Net loss	$(1,174,302)	$(388,595)	$(1,863,888)	$(752,734)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.02)
Cash flows from (used in) operating activities	17,464	(285,902)	(925,052)	(515,534)
Cash flows from (used in) investing activities	(4,336,772)	(650,653)	(15,659,010)	(2,883,483)
Cash flows from (used in) financing activities	—	(1,007)	(5,548,355)	9,471,326
Foreign exchange (loss) gain or foreign cash held	(895,249)	(2,192)	(1,483,152)	97

Increase (decrease) in cash and cash equivalents	$(5,214,557)	$(939,754)	$(23,615,569)	$6,072,406

	June 30,	December 31,
	2004	2003
Current assets:
Cash	$42,494,487	$66,110,056
Value-added tax and other current assets	1,029,511	415,878

Total current assets	43,523,998	66,525,934
Mineral properties and deferred expenditures	43,014,118	26,574,390
Fixed assets and other assets	466,249	253,524

Total assets	$87,004,365	$93,353,848

Current liabilities:
Accounts payable and accrued liabilities	$941,651	$597,771
Other current liabilities	—	229,896
Acquisition debt – Cerro San Pedro project	—	5,959,740

Total current liabilities	941,651	6,787,407
Reclamation and closure cost obligation	194,882	—

Total liabilities	1,136,533	6,787,407
Shareholders’ equity:
Share capital	107,544,582	106,786,049
Warrants	7,373,839	7,469,578
Stock options	909,775	6,675
Deficit	(29,960,364)	(27,695,861)

Total shareholders’ equity	85,867,832	86,566,441

Total liabilities and shareholders’ equity	$87,004,365	$93,353,848

The Company reported a loss of $1,174,302 ($0.01 per share) for the three months ended June 30, 2004 as compared to a loss for of $388,595 ($0.01 per share) for the three months ended June 30, 2003. The increase in loss of $785,707 in the current period is primarily due to an increase in foreign exchange losses of $893,057 on cash balances held in Canadian dollars resulting from a weakening of the Canadian dollar relative to the U.S. dollar at June 30, 2004 as compared to March 31, 2004.

The Company reported a loss of $1,863,888 ($0.02 per share) for the six months ended June 30, 2004 as compared to a loss of $752,734 ($0.02 per share) for the six months ended June 30, 2003. The increase in loss of $1,111,154 in the current period is primarily due to an increase in foreign exchange losses of $1,483,249 on cash balances held in Canadian dollars resulting from a weakening of the Canadian dollar relative to the U.S. dollar at June 30, 2004 as compared to December 31, 2003.

The Company’s cash and cash equivalents decreased by $5,214,557 for the three months ended June 30, 2004 as compared to a decrease in cash and cash equivalents of $939,754 for the three months ended June 30, 2003. The $4,274,803 increase in 2004 cash outflows is primarily due to an increase in expenditures on mineral properties and deferred costs in the current period of $3,733,432 resulting from commencement of construction at the Cerro San Pedro project in February 2004, and an increase in foreign exchange losses in the current period totaling $893,057.

The Company’s cash and cash equivalents decreased by $23,615,569 for the six months ended June 30, 2004 as compared to an increase in cash and cash equivalents of $6,072,406 for the six months ended June 30, 2003. The $29,687,975 increase in 2004 cash outflows primarily results from payments to Glamis to acquire its 50% equity interest in the Cerro San Pedro project and a related royalty totaling $13,250,000, an increase in expenditures on mineral properties and deferred costs totaling $7,276,553 due to the commencement of construction at the Cerro San Pedro project in February 2004 and an increase in foreign exchange losses totaling $1,483,249. In addition, net proceeds from the issuance of common shares were nil in the current period and $9,471,326 in the preceding period.

The Company had working capital of $42,582,347 at June 30, 2004 as compared to working capital of $59,738,527 at December 31, 2003. The $17,156,180 decrease in working capital results primarily from costs relating to the Cerro San Pedro project that were incurred during the six months ended June 30, 2004: $5,000,000 for contingent purchase price payments, $2,250,000 for a royalty, $9,108,052 million for project development and construction costs, and foreign exchange losses totaling $1,483,152. The Company has completed all of its payment obligations relating to its purchase of Glamis’ 50% interest in the Cerro San Pedro project.

In June 2004, the Company suspended project construction pending receipt of the project explosives permit and the annual renewal of the municipal construction and operating license. Both of these permits are required to complete construction of the project and operate the mine. The suspension of project construction will increase the estimated cost to build the mine and will delay commencement of operations. The Company will continue to focus on obtaining the explosives permit and the municipal construction and operating license, and thereafter continue with project construction; however, the Company cannot provide any assurance that it will be successful in its efforts to secure these permits.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.5 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.